SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                          CHARYS HOLDING COMPANY, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   161420 10 4
                                 (CUSIP Number)


                                 TROY D. CROCHET
                             CROCHET PARTNERS, LTD.
                              346 Twin City Highway
                            Port Neches, Texas 77651
                                 (409) 722-9697
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 5, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Troy D. Crochet initially; now Crochet Partners, Ltd.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
      OO (Promissory Note)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
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               7     SOLE VOTING POWER
                     7,273,000 as of June 5, 2006
                     7,288,000 as of January 31, 2007
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES            None
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING          None
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                     None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,273,000 as of June 5, 2006; 7,288,000 as of January 31, 2007
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
      (SEE INSTRUCTIONS)
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.44% as of June 5, 2006 based on 25,573,860 shares issued and outstanding; however as of January 31, 2007, the reporting person held 18.53% based on 39,332,458 shares issued and outstanding.
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14    TYPE OF REPORTING PERSON*
      IN
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
ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock of Charys Holding Company, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1117 Perimeter Center West, Suite N 415, Atlanta, Georgia 30338.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this amended Schedule 13D is hereby filed by Troy Crochet, an individual (the "Reporting Person"). The Reporting Person's business address is 346 Twin City Highway, Port Neches, Texas 77651. The Reporting Person is the president of Crochet & Borel Services, Inc., a wholly-owned subsdiary of the Issuer. The shares which are the subject of this Schedule 13D are evidenced by certificates in the name of the Reporting Person.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),
(b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America. On June 5, 2006, the Reporting Person was issued 7,258,000 shares of common stock, pursuant to a Stock Purchase Agreement between the Issuer, Crochet & Borel Services, Inc. and the Reporting Person, as more fully described in a Current Report on Form 8-K filed by the Issuer on June 8, 2006. In addition, 750,000 shares remain in escrow for the benefit of the Reporting Person as provided in the Stock Purchase Agreement. On August 29, 2006, the Issuer filed a Current Report on Form 8-K/A noting the completion of the acquisition.

     On December 28, 2006, the Reporting Person purchased an additional 15,000 shares of common stock of the Issuer in the open market.

     A copy of the Stock Purchase Agreement was attached as an exhibit to the Issuer's Form 8-K filed on June 8, 2006 with the Securities and Exchange Commission. The Stock Purchase Agreement was amended as reflected in a Form 8-K/A, Amendment No. 1, filed on August 29, 2006, and a Form 8-K/A, Amendment No. 2, filed on January 17, 2007.

     On July 26, 2006, the shares were reissued in the name of Crochet Partners, Ltd., a Texas family limited partnership (the "Partnership"), formed on March 28, 2006. The General Partner of the Partnership is Crochet Managers, L.L.C., a Texas limited liability company, controlled by Troy D. Crochet and his wife, Tamara J. Crochet. The limited partners of the Partnership are Troy D. Crochet and Tamara J. Crochet.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See  Item  2,  above.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired his interest in the Issuer solely for investment purposes. In such capacities, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters.

     Other than as stated herein or in the filings of the Issuer, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


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
     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any material change in the present capitalization or dividend policy of the Issuer;

     5. Any other material change in the Issuer's business or corporate structure;

     6. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     7. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     8. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     9.   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 7,288,000 shares of the common stock of the Issuer, which constitute approximately 18.53 percent of the outstanding shares of the common stock of the Issuer. The Reporting Person has the power to vote and to dispose of all shares of the common stock of the Issuer owned by him directly.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as stated herein, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.


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
                                    SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Dated:  February 1, 2007


                                       -----------------------------------------
                                       TROY CROCHET


                                       CROCHET PARTNERS, LTD.


                                       By
                                         ---------------------------------------
                                         Troy D. Crochet, Manager of Crochet
                                         Managers, L.L.C., its General Partner


                                       By
                                         ---------------------------------------
                                         Tamara J. Crochet, Manager of Crochet
                                         Managers, L.L.C., its General Partner


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